Novus Therapeutics, Inc.

19900 MacArthur Blvd., Suite 550

Irvine, California 92612

(949) 238-8090

July 30, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Irene Paik

Re:	Novus Therapeutics, Inc.

Registration Statement on Form S-3

Filed July 23, 2018

File No. 333-226286

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 promulgated under the Securities Act of 1933, as amended, Novus Therapeutics, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective time of the above referenced Registration Statement on Form S-3 filed by the Company (the “Registration Statement”) be accelerated to 4:00 p.m., Eastern Daylight Time, on, July 31, 2018 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

Novus Therapeutics, Inc.

/s/ Gregory J. Flesher
Gregory J. Flesher
Chief Executive Officer

cc:	Ryan A. Murr, Gibson, Dunn & Crutcher LLP